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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 2 TO
                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    TXU CORP.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))


                 FLOATING RATE CONVERTIBLE SENIOR NOTES DUE 2033
                         (Title of Class of Securities)
                                   873168 AD 0
                      (CUSIP Number of Class of Securities)
                                   873168 AE 8
                      (CUSIP Number of Class of Securities)

        ERIC H. PETERSON, Esq.                    ROBERT J. REGER, JR., Esq.
     Executive Vice President and                  Thelen Reid & Priest LLP
           General Counsel                             875 Third Avenue
              TXU Corp.                            New York, New York 10022
          1601 Bryan Street                             (212) 603-2000
         Dallas, Texas 75201
           (214) 812-4600

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(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                                    Copy to:

                        MICHAEL F. FITZPATRICK, JR., ESQ.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000


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                            CALCULATION OF FILING FEE

Transaction Valuation(1): $839,433,700.00   Amount of Filing Fee(2): $106,356.25

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(1)  Calculated solely for purposes of determining the amount of the filing fee.
     Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming that all of the outstanding Floating Rate Convertible Senior Notes due 2033, are being purchased at the maximum purchase price of $1,597.40 per $1,000 principal amount of Convertible Notes.

(2) The amount of the filing fee was calculated at a rate of $126.70 per $1,000,000 (prorated for amounts less than $1,000,000) of the transaction value. It is calculated by multiplying the transaction valuation amount by 0.00012670.

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|X|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
          Amount Previously Paid:    $106,356.25
          Form or Registration No.:  SC TO-I
          Date Filed:                September 15, 2004
          Filing Party:              TXU Corp.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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                    INTRODUCTORY STATEMENT TO AMENDMENT NO. 2

     TXU Corp. hereby amends the Tender Offer Statement on Schedule TO ("Schedule TO") filed on September 15, 2004 and amended by Amendment No. 1 to the Schedule TO, filed on September 15, 2004, with respect to the offer by TXU Corp. to purchase any and all of its outstanding Floating Rate Convertible Senior Notes due 2033 ("Convertibles Notes"). The purchase price was to be fixed after 5:00 p.m. on October 8, 2004, on the basis of the pricing formula set forth in the Offer to Purchase dated September 15, 2004 (the "Offer to Purchase") and was to be announced prior to the opening of trading on October 12, 2004. On October 11, 2004, TXU Corp. announced that the purchase price with respect to the Convertible Notes, calculated on the basis of the formula set forth in the Offer to Purchase, was fixed at $1,593.65 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest through, but excluding, the date of purchase.

     The information contained in the Offer to Purchase and the related letter of transmittal (the "Letter of Transmittal") is amended and supplemented by the information set forth hereinabove in this Amendment No. 2.

     In addition, the section of the Offer to Purchase titled THE OFFER--"Procedures for Tendering the Convertible Notes--Your Representation and Warranty; TXU Corp.'s Acceptance Constitutes an Agreement" is hereby amended by replacing the language in the first bullet under the paragraph that begins "In addition, by instructing your custodian or nominee to tender your Convertible Notes in the offer, you are representing, warranting and agreeing that:" with the following text:

     "you have received a copy of this Offer to Purchase and the related letter of transmittal and agree to be bound by all the terms and conditions of the offer;"

     The Letter of Transmittal is also hereby amended by replacing the language in the third numbered item under the paragraph that begins "The undersigned covenants, represents and warrants to TXU that, in connection with its tender of the Convertible Notes pursuant hereto:" with the following text

     "the undersigned has received a copy of this document and the Offer to Purchase and agrees to be bound by all the terms and conditions of the tender offer;"

     The Schedule TO is hereby amended and supplemented by this Amendment No. 2 to Schedule TO as follows:

ITEM 1. SUMMARY TERM SHEET.

Item 1 of Schedule TO is hereby amended and supplemented by adding the following text:

     WHAT PURCHASE PRICE HAS BEEN CALCULATED BASED ON THE FORMULA SET FORTH IN THE OFFER TO PURCHASE?

     Based on the formula set forth in the Offer to Purchase, the purchase price to be paid for any Convertible Notes tendered and accepted in the offer has been fixed at $1,593.65 per $1,000 principal amount of Convertible Notes,


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     plus accrued and unpaid interest through, but excluding, the date of purchase.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

     On October 11, 2004, TXU Corp. announced that the purchase price, calculated on the basis of the formula set forth in the Offer to Purchase, was fixed at $1,593.65 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest through, but excluding, the date of purchase. The full text of TXU Corp.'s press release, relating to the calculation and announcement of the purchase price, is filed herewith as Exhibit (a)(7) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of Schedule TO is hereby amended by adding the following:

1016(a)(1)(G)  Press Release of TXU Corp., dated October 11, 2004, announcing the purchase price.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2004

                                     TXU CORP.

                                     By: /s/ Anthony Horton
                                         ------------------
                                     Name:   Anthony Horton
                                     Title:  Senior Vice President and Treasurer


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                                  EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
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**(a)(1)    Offer to Purchase, dated September 15, 2004.

**(a)(2)    Letter of Transmittal.

 *(a)(3)    Form of Letter to Broker-Dealers.

 *(a)(4)    Form of Letter to Clients.

 *(a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

**(a)(6)    Press Release of TXU Corp., dated September 15, 2004.

  (a)(7)    Press Release of TXU Corp., dated October 11, 2004.

  (b) Revolving Credit Agreement, dated as of June 24, 2004, among TXU Energy Company LLC, TXU Electric Delivery Company (formerly known as Oncor Electric Delivery Company), the lenders listed in Schedule
            2.01 thereto, and JPMorgan Chase Bank, as administrative agent, incorporated herein by reference to Exhibit 10a filed with TXU Corp's Current Report on Form 8-K filed with the SEC on July 1, 2004.

  (d)(1)    Indenture (For Unsecured Debt Securities Series N), dated as of
            July 1, 2003, between TXU Corp., and The Bank of New York, as Trustee, incorporated herein by reference to Exhibit 4(g) filed with TXU Corp.'s Form S-3 (File No. 333-110125) filed with the SEC on October 31, 2003.

  (d)(2) Officer's Certificate, dated July 15, 2003 establishing the Floating Rate Convertible Senior Notes due 2033, incorporated herein by reference to Exhibits 4(h) and 4(i) filed with TXU Corp.'s Form S-3 (File No. 333-110125) filed with the SEC on October 31, 2003.

  (d)(3) Form of 144A Floating Rate Convertible Senior Notes due 2033 (incorporated as Exhibit A to Officer's Certificate, dated July 15, 2003, incorporated as Exhibits 4(h) and 4(i) above), incorporated herein by reference to TXU Corp.'s Form S-3 (File No. 333-110125) filed with the SEC on October 31, 2003.

  (d)(4) Registration Rights Agreement, dated as of July 9, 2003, among TXU Corp. and Credit Suisse First Boston LLC, as representatives of the several initial purchasers named therein, incorporated herein by reference to Exhibit 4(f) filed with TXU Corp.'s Form S-3 (File No. 333-110125) filed with the SEC on October 31, 2003.

 *(d)(5)    Form of registered Floating Rate Convertible Senior Notes due 2033.


*Previously filed on Schedule TO, dated September 15, 2004.
**Previously filed on Amendment No. 1 to Schedule TO, dated September 15, 2004.